Exhibit 99.5

NICE to Show Organizations How to Collect, Analyze, and Act Upon
Customer Feedback in Real Time at the Voice of the Customer Forum 2012

In a series of events and webinars, NICE will help businesses understand how to leverage customer interaction insights to improve loyalty and increase revenue opportunities

RA’ANANA, Israel, August 23, 2012, NICE Systems (NASDAQ: NICE) today announced that it will host the NICE Voice of the Customer Forum 2012 to demonstrate the power of real-time feedback in shaping customer interactions. Taking place on September 18 at the Lord’s Cricket Ground in London, UK, the forum is the cornerstone in a series of global events along with webinars that will show businesses how to utilize Voice of the Customer (VoC) insights in order to own the Decisive MomentTM.

“In every customer interaction, across every communication channel, there is a Decisive Moment,” explains Benny Einhorn, Chief Marketing Officer and President, EMEA, at NICE. “That means that at a specific point in the interaction, the customer will take a course of action that impacts the business. By owning this Decisive Moment, organizations can ensure that each interaction delivers the right outcome for the customer and the business, thereby exceeding expectations, improving loyalty, and generating increased revenue opportunities.”

Participants in the NICE Voice of the Customer Forum 2012 will learn first-hand how organizations, including BT Business, a division of BT, are generating positive results using the NICE Fizzback Voice of the Customer solution. The NICE Fizzback offering prompts customers to provide feedback immediately following an interaction or transaction with an organization. They are asked via SMS or e-mail to comment on the quality of service they experienced. Insights generated from this feedback are then used to coach agents for future interactions so that they can succeed in shaping the interaction as it happens.

The NICE Voice of the Customer Forum 2012 is one of many VoC events and webinars that NICE is hosting across the UK, France, Russia, and South Africa throughout the year. The company will also attend the Call Centre & Customer Management Expo in London, on October 2-3, 2012, where it will demonstrate its NICE Fizzback VoC solution.

The VoC series was launched on July 31, 2012, with a webinar featuring Emma Wardle, Head of Customer Experience at Capital One. It provided compelling insight into the implementation of the company’s VoC program, which is driving performance improvements across the contact center.

For more information about the NICE Voice of the Customer Forum 2012 and for details on other events and webinars in the series, visit: http://www.listen2yourcustomers.com. To register for the VoC Forum: http://info.nice.com/VOC_Forum.html

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.